

August 16, 2011

<u>Via E-mail</u>
Steven H. Temares
Chief Executive Officer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083

   Re: Bed Bath & Beyond Inc.
      Form 10-K for Fiscal Year Ended February 26, 2011
      Filed April 26, 2011
      Definitive Proxy Statement on Schedule 14A
      Filed May 25, 2011
      File No. 000-20214

Dear Mr. Temares:

   We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 26, 2011

Item 1. Business, page 3

1. Please provide the disclosure required by Item 101(d) of Regulation S-K.

Introduction, page 3

2. Please disclose the specific metric (e.g., number of stores, revenue, net income, etc.) by which you consider yourself to be the nation's largest operator of stores selling predominantly domestics merchandise and home furnishings.

Competition, page 5

3. Please disclose the basis for your belief that you are the preeminent retailer in your segment of the home goods industry. Please also clarify which segment within the home goods industry you are referring to.

Item 1A. Risk Factors, page 6

4. We note that your risk factor subheadings include only the subject of the risk factors and do not specifically describe the risks and any such effects on your business, financial condition, or results of operations. Please revise these risk factor subheadings so that they provide a succinct description of the risk that you discuss in the text of the full risk factor and provide us with your proposed disclosure. See Item 503(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

Net Sales, page 17

5. Please disclose whether the increase in your comparable store sales was attributable to an increase in prices or to an increase in the volume of goods sold. See Item 303(a)(3)(iii) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Other Board of Directors Information, page 6

Director Compensation Table for Fiscal 2010, page 6

6. Please disclose in a footnote to the table the aggregate number of stock awards outstanding for each director at the end of your most recently completed fiscal year. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Executive Compensation, page 13

Methodology, page 14

7. Please clarify whether you benchmarked your named executive officers' total compensation, or any individual element of compensation, against data from the peer group. If you did, then please provide the disclosure required by Item 402(b)(2)(xiv) of Regulation S-K.

<u>Elements of Compensation, page 15</u>

<u>Equity Compensation, page 16</u>

8. Please discuss your policies for allocating equity compensation between stock awards
    and option awards. We note that the stock awards granted to your named executive
    officers other than Mr. Temares have significantly exceeded the option awards granted to
    such named executive officers, and that the stock awards granted to Mr. Temares have
    been generally equal to, or less than, the option awards granted to Mr. Temares. Please
    explain this difference. See Item 402(b)(2)(ii) of Regulation S-K and Section II.B.1 of
    Release No. 33-8732A (August 29, 2006).

<u>Grant of Plan Based Awards, page 27</u>

9. We note that the exercise price of the option awards is different from your closing market
    price on the date of grant. Please disclose your methodology for determining such
    exercise price. See Instruction 3 to Item 402(d) of Regulation S-K.

<u>Outstanding Equity Awards at Fiscal Year End, page 28</u>

10. Please disclose the vesting dates of each unvested option award and of each unvested
    stock award. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For further
    guidance, please consider Question 122.02 in our Regulation S-K Compliance and
    Disclosure Interpretations.

<u>Nonqualified Deferred Compensation, page 31</u>

11. Please disclose the measures for calculating interest or other plan earnings, including
    quantifying interest rates and other earnings measures applicable during your last fiscal
    year. See Item 402(i)(3)(ii) of Regulation S-K.

12. Please disclose via footnote, if correct, that certain amounts disclosed in the column
    "Aggregate Balance at Fiscal Year End 2010" were previously reported as compensation
    to your named executive officers in your Summary Compensation Table for previous
    years. See Instruction to Item 402(i)(2) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

Steven H. Temares
Bed Bath & Beyond Inc.
August 16, 2011
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Legal Branch Chief

cc: Christine Heider
        Robyn D'Elia